SECURITION

15047250

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/14___ AND ENDING ___12/31/14___ 🅐
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Walton Securities Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 N Scottsdale Rd Ste 4000

(No. and Street)

Scottsdale	AZ	85251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gordon A. Price

(602) 264-1298

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

350 S Grand Ave	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Gordon A. Price _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Walton Securities, Inc. _____ , as of _____ December 31 _____ , 20 14 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC file number 008-67602

Walton Securities, Inc.

(A wholly owned subsidiary of Walton International Group (USA), Inc.)

Statement of Financial Condition

December 31, 2014

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Index
December 31, 2014



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Walton Securities, Inc.,

We have audited the accompanying statement of financial condition of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group (USA), Inc.) (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Walton Securities, Inc. at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2015

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	2,164,050
Prepaid expenses and other assets		298,893
Total assets	$	2,462,943

Liabilities and Stockholder's Equity

Accounts payable	$	47,300
Accrued liabilities		244,000
Discretionary sales incentives payable		139,642
Payable to affiliate (Note 2, Note 3)		195,554
Total liabilities		626,496

Commitments and contingencies (Note 6)

Stockholder's equity

Common stock, $1 par value, 300,000 shares authorized, issued and outstanding		300,000
Receivable from Parent (Note 3)		(3,484,542)
Retained earnings		5,020,989
Total stockholder's equity		1,836,447
Total liabilities and stockholder's equity	$	2,462,943

The accompanying notes are an integral part of this financial statement

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2014

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1. Organization

Background

Walton Securities, Inc. (the "**Company**"), an Arizona corporation formed on September 5, 2006, which commenced operations on September 6, 2007, is a wholly owned subsidiary of Walton International Group (USA), Inc. (the "**Parent**"). The Parent is a wholly owned subsidiary of Domaco Holdings, Inc. ("**DHI**"), which is, in turn, a wholly owned subsidiary of Walton Global Investments, Ltd. ("**WGI**"), which is, in turn, a wholly owned subsidiary of Interborder Holdings Ltd. ("IHL"), a privately-held Alberta corporation.

The Company maintains its headquarters in Scottsdale, Arizona.

The Company engages in the sale and distribution of securities exempt from registration under Regulation D of the Securities Act of 1933 ("**the Act**").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry National Regulatory Authority ("**FINRA**").

Nature of Operations

The Company functions as the managing broker-dealer for securities offerings sponsored by the Parent. The Company acts as the wholesale conduit for the privately placed direct participation program securities sold in offerings sponsored by the Parent. Such securities are sold wholesale through registered broker-dealers and investment advisors and are not sold directly to the public by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America and conforms to practices within the broker-dealer industry.

Cash

The Company carries its cash balances in a noninterest bearing business checking account with a commercial banking institution. At times, the Company's cash balance with the financial institution exceeds federally insured limits. The Company mitigates this risk by depositing funds with major financial institutions.

Securities Transactions

The Company carries no customer accounts and conducts no securities transactions directly with the public.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by DHI. Pursuant to a Tax Sharing Agreement with its Parent, the Company provides for income taxes as if it were a stand-alone taxpayer. The Company's current tax provision is calculated by applying an estimated effective tax rate to the Company's pre-tax income. The Company's estimated effective tax rate was 38.6% for the year ended December 31, 2014. Income tax payable of $195,554 is included in Payable to affiliate at December 31, 2014.

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2014

The Company accounts for uncertain tax positions by determining whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the statement of financial condition is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that no reserves were required for the year ended December 31, 2014.

Use of Estimates

The preparation of the accompanying statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

3.   **Related Party Transactions**

The Company entered into a Shared Services Agreement with the Parent on November 30, 2006, which was most recently amended and restated on January 1, 2013, herein referred to as the "Shared Services Agreement". For its services of providing FINRA-licensed personnel, records maintenance, financial reporting, and policy implementation, and as an inducement to restrict its business exclusively to that of providing broker-dealer services for the offerings of its Parent and affiliated companies, the Company receives a servicing fee of 1% of gross sales of institutional offerings and 4% of gross sales of wholesale offerings.

For purposes of the Walton Land Opportunity Fund ("**WLOF**") Offering only, the Company will provide sponsor services on behalf of its Parent. For these services, the Company receives a service fee of 2% of the gross capital contributions received by WLOF.

Under the Shared Services Agreement, the Parent provides and pays for all actual costs of rent and utilities, telephone, data processing services, printing and stationary, postage and delivery, legal fees, sundry expenses and income taxes. The Company has no obligation, either directly or indirectly, for the expenses incurred by the Parent to provide management and administrative services pursuant to the Shared Services Agreement. The Company prepares a schedule of costs incurred by the Parent for the benefit of the Company in accordance with the requirements of Securities and Exchange Commission Rule 17a-4. As such, the Company does not record these expenses or a corresponding liability in the accompanying statement of financial condition. The Company treats any unpaid portion of the expenses incurred by the Parent for the benefit of the Company under the Shared Services Agreement as a reduction of net worth when calculating net capital in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 ("**Rule 15c3-1**").

The Company also provides services as managing broker for the Parent's direct participation programs, and receives fees determined on an offering-by-offering basis. The Company processes investment subscriptions for the Parent and markets to, contracts with and manages the selling group of registered broker-dealers.

Receivable from Parent at December 31, 2014 consists of cash advances paid by the Company to the Parent, service fees and payroll funding. Such advances are noninterest bearing and payable on demand. At December 31, 2014, the Company may collect the Receivable from Parent balance through cash payments or through the future payment of dividends to the Parent.

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2014

Payable to affiliate at December 31, 2014 represents the Company's net income tax liability payable to the Parent.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company operates pursuant to section (a)(2)(vi) of the Rule and is required to maintain a minimum net capital amount of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. On December 31, 2014, the Company had net capital of $1,529,257 which was $1,486,937 in excess of the amount required.

The Company claims exemption from Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

5. Continued Financial Support from Parent Company

Under the terms of the Shared Services Agreement, the Company relies on the Parent to provide and pay for the actual cost of all administrative services to the Company as provided by the Shared Services Agreement.

6. Commitments and Contingencies

The Company may become party to certain claims, legal actions and complaints arising in the normal course of business. There has been no claims, legal actions and complaints during the year ended December 31, 2014.

7. Subsequent Events

In preparing the statement of financial condition, the Company evaluated subsequent events occurring through February 25, 2015, the date the statement of financial condition was issued, in accordance with the Company's procedures related to disclosures of subsequent events.

On February 18, 2015, the Board of Directors declared and paid a cash dividend of $500,000 to its Parent, as the sole stockholder of the Company.